I.PURPOSE OF THE POLICY

I.PURPOSE OF THE POLICY
The reputation of Pembina is one of our most important assets. The purpose of this Policy is to establish a high standard of integrity and ethical behavior that supports Pembina's reputation and our relationships with our internal and external stakeholders.
II.SCOPE AND APPLICATION
This Policy applies to all directors, officers, employees, consultants and contractors of Pembina ("Personnel"). Our reputation is built through the conduct of our Personnel in our dealings on behalf of Pembina. We expect our reputation to be beyond reproach, and one that we can be proud of.
Definitions
In this Policy:
"Board" or "Board of Directors" means the board of directors of the Corporation;
"Corporation" means Pembina Pipeline Corporation;
"Executives" means Vice Presidents and Senior Executives of the Corporation;
"Gifts and Hospitality" means gifts, meals, hospitality, entertainment, travel, or other benefits provided to or by Personnel;
"Government Official" includes but is not limited to:
•government ministers and their staff;
•members of legislative bodies or other elected officials;
•judges and ambassadors;
•officials or employees of government departments and agencies, regardless of rank or position;
•any employee of any branch of government at any level: federal, state, or local;
•customs, immigration, tax, and police personnel;
•an officer or employee of any state-owned or state-controlled company, including Crown corporations and excluding foreign state-owned companies when they operate commercially in Canada or the United States of America;
•persons employed by a board, commission, or other body or authority that is established to perform a duty or function on behalf of a foreign state;
•Indigenous government officials;
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•political parties, party officials, and candidates for political office;
•employees of public international organizations, such as the United Nations or World Bank; and
•any Government Official acting in a private capacity or serving without compensation;
"HSE" means health, safety, and the environment;
"Insider Trading Policy Administrator" has the meaning ascribed to it in the Insider Trading and Reporting Policy;
"Leader" means Personnel at the supervisor level or higher;
"Pembina" means, collectively, the Corporation, its Subsidiaries and Pembina Operated Joint Ventures;
"Pembina Operated Joint Venture" for the purposes of this Policy means any partnership or joint venture for which Pembina operates;
"Policy" means this Code of Ethics Policy;
"Senior Executives" means officers of the Corporation at the Senior Vice President level or higher;
"Spokespersons" means those individuals designated as Spokespersons in Pembina's Disclosure Policy; and
"Subsidiary" or "Subsidiaries" means any entity in which Pembina owns or controls, directly or indirectly, more than 50% of its voting shares or limited partnership interest.
III.PRINCIPLES
Our reputation is built on the following core values and beliefs:
1.Safe
We care for each other.
2.Trustworthy
We have each other's backs.
3.Respectful
We seek to be gracious and kind.
4.Collaborative
We are great together.
5.Entrepreneurial
We create to succeed.
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IV.    RESPONSIBILITIES
Pembina expects and requires its Personnel to:
•behave honestly and ethically;
•act with integrity;
•when acting on behalf of Pembina, afford those with whom you come into contact with respect and courtesy;
•maintain confidentiality where required to ensure the protection of non-public, proprietary or trade secret information of the Corporation and its customers, clients, and vendors;
•take responsible steps to avoid any conflicts of interest, either real or perceived;
•behave in ways which uphold and reflect Pembina's values;
•never use one's power or status in an effort to gain undue benefit or advantage over others;
•treat communities and the environment in which we operate with respect; and
•always comply with the law and relevant rules and regulations.
All Personnel are expected to maintain and promote a high level of professional integrity. It is the responsibility of all Personnel to uphold Pembina's reputation and standing in the community. This Policy is designed to foster a consistent and high standard of ethical behavior by Pembina's Personnel and is our guide in our relationships with internal and external parties. All Personnel are expected to conduct themselves by, and be familiar with, this Policy. Leaders must set the tone by upholding the highest standards of honesty and integrity, setting standards, and providing guidance.
Included below are some examples of the requirements, responsibilities, actions, or prohibitions that applicable persons must abide by to comply with this Policy.
A.Conflicts of Interest
Personnel may experience situations during the course of their employment that represent a conflict of interest. A conflict of interest exists whenever individual interests interfere or conflict, have the potential to interfere or conflict, or even appear to interfere or conflict with the interests of Pembina in a way that may adversely influence Personnel's objectivity, ability to perform Pembina work effectively, or the exercise of sound, ethical business judgment. Conflicts of interest can also arise when Personnel, or a member of their family or close friends or associates receive improper personal benefits as a result of their position at Pembina. No Personnel should improperly benefit, directly or indirectly, from corporate property or information, their status as Personnel of Pembina, or from any decision or action by Pembina where they are in a position to influence. Personnel must not compete with Pembina but strive to further its legitimate business interests with the utmost integrity.
By way of example, a conflict of interest may arise if any Personnel:
•has a material personal interest in a transaction or agreement involving Pembina;
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•has a personal relationship which prejudices their ability to make sound, fair, and appropriate decisions aligned with Pembina's business interests;
•has a personal relationship that impacts their ability to oversee or manage performance, compensation, and hiring;
•accepts a loan, or a guarantee of an obligation, from Pembina;
•accepts a Gift and/or Hospitality, a service, payment, or other benefit (other than as specified in this Policy) from a competitor, supplier, or customer of Pembina, or any person, entity, or organization with which Pembina does business or seeks or expects to do business;
•lends to, borrows from, or has a material interest in a competitor, supplier, or customer of Pembina, or any entity or organization with which Pembina does, seeks to, or expects to do business (other than routine investments in publicly traded companies or borrowing from financial institutions);
•knowingly competes with Pembina or diverts a business opportunity from Pembina;
•serves as an officer, director, employee, consultant, or in any management capacity in an entity or organization with which Pembina competes, or with which Pembina does, seeks to, or expects to do business (other than routine business involving immaterial amounts in which the individual has no decision-making or other role); or
•participates in a venture in which Pembina has expressed an interest.
Personnel are expected to use common sense and good judgment in deciding whether a potential conflict of interest may exist. All Personnel must prioritize their obligations to Pembina, including allocating an appropriate amount of time to Pembina work, protecting Pembina's assets and information, and maintaining confidentiality as described below. When Personnel become aware of a potential conflict of interest, they must notify their Leader and/or the Human Resources Department and document any potential conflicts in writing. Personnel must also complete the Conflict of Interest Internal Disclosure Form found on Pembina's intranet (linked here). If Personnel have any questions or concerns regarding a potential conflict of interest, they can also contact Pembina's Internal Audit department and/or a member of Pembina's Legal Services Unit (LSU).
It is recommended that any Personnel who wish to serve on a board of directors for any non-profit or for-profit organization independent of Pembina discuss it with their Leader. Any Executives who wish to serve on a board of directors for any for-profit organization independent of Pembina must obtain written approval of the Board. Additionally, any Senior Executive who wishes to serve on a board of directors for a non-profit organization independent of Pembina, must obtain written approval of the President and CEO, provided that in the case of the President and CEO such approval shall be obtained from the Board. For clarity, this paragraph does not apply to independent directors of the Corporation who serve other companies' boards, which is addressed through Pembina's Governance Guidelines.
B.Gifts, Benefits and Entertainment
Personnel at Pembina are expected to act responsibly and with integrity when making a decision on whether to accept the offer of Gifts and Hospitality. Gifts and Hospitality should not be accepted if they could be reasonably considered extravagant, or a personal enrichment, or an incentive to influence a
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behavior or a business decision. Gifts and Hospitality should be for a proper intended purpose and should be exchanged only in accordance with the policies and procedures of both parties, including this Policy and Pembina's Anti-Bribery Policy.
Personnel must avoid the appearance of and the act of improperly influencing business relationships with the organizations or individuals with whom they deal, including but not limited to Pembina's customers, suppliers, and/or organizations or individuals that Pembina is negotiating or renewing contracts with at the relevant time. Gifts and Hospitality shall never be provided by Personnel for the purpose of securing favorable treatment for themselves or Pembina.
Gifts and Hospitality provided or accepted by Personnel must be modest, occasional, consistent with standard industry practice, business-related, not in the form of cash or cash equivalent, and permitted by law. In addition, Personnel must seek approval from their Leader prior to providing or accepting any gift that does not meet these criteria. In addition, Personnel must seek approval from their Leader prior to accepting air travel or overnight accommodations. If you are unsure about any Gift or Hospitality, do not assume it is permitted. It is recommended that you discuss the situation with your Leader and seek further clarification from Internal Audit or a member of the LSU prior to providing or accepting the Gift or Hospitality.
The provision of Gifts and Hospitality to a Government Official is not permitted and may be illegal if it is provided to obtain an improper advantage for Pembina. Accordingly, Personnel must review and comply with Pembina's Anti-Bribery Policy, including obtaining any necessary pre-approvals prior to offering any Gifts and/or Hospitality to a Government Official.
C.Working with Government Officials
Pembina and its Personnel are subject to local and international laws that prohibit bribery and corrupt practices when dealing with Government Officials. Under these laws, it is an offence to promise, provide, or offer any Government Official, political party, or political candidate a benefit to obtain favorable business treatment or some other advantage. Improper benefits provided indirectly to associates, agents, family members, or third parties of Government Officials is prohibited. Any violation or perceived violation of this may result in severe penalties to both Pembina and its Personnel.
Pembina has zero tolerance for bribery and corruption. Personnel must act ethically, transparently and take all reasonable steps to ensure strict adherence to these laws at all times. As part of our commitment to acting with integrity, all Personnel are required to read and acknowledge their understanding of Pembina's Anti-Bribery Policy.
Additionally, federally and in many provinces, Canadian law prohibits the direct or indirect use of Pembina's funds, goods, or services as contributions to political parties, campaigns, or candidates of election to any level of government.
Personnel who interact with Government Officials are expected to know and comply with all applicable laws and corporate processes governing relationships with Government Officials. Any questions Personnel engaging with Government Officials may have regarding this Policy or Canadian laws regarding government engagement should be directed to Pembina's Government Relations team, Chief Legal, People, and Corporate Affairs Officer, and refer to Pembina's Anti-Bribery policy for further information.
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D.Honesty, Integrity and the Law
Personnel are expected to act honestly, with integrity, and to comply with the law and all rules and regulations at all times. Dishonest, unethical, or illegal behavior will have a negative impact on Pembina and its reputation. Compliance with both the letter and spirit of all laws, rules, and regulations applicable to Pembina's business is critical to its reputation and continued success. All Personnel must respect and obey the laws of the cities, provinces, states, and countries in which we operate and avoid even the appearance of impropriety. Personnel who fail to comply with this Policy and applicable laws and rules and regulations will be subject to disciplinary measures, up to and including immediate termination of employment.
E.Health, Safety and Environment
Pembina demonstrates its accountability in the areas of HSE by managing risk and complying with HSE laws and regulations. All Personnel are required to review and sign off on the Health, Safety and Environment Policy, and Personnel are expected to make health and safety a top priority. Pembina believes environmental responsibility, a safe and healthy workplace, and reliable operations are integral to generating benefits for our investors, stakeholders, Personnel, and the communities in which we operate. If the environment is exposed to damage, Pembina has procedures in place that instigate a rigorous program to repair that damage and to minimize the impact to the environment. For further information, please consult Pembina's Health, Safety and Environment Policy.
F.Personnel Relations
All Personnel of Pembina shall be treated with respect and dignity. Pembina is an equal opportunity employer and shall not permit its Personnel to discriminate against Personnel or potential directors, officers, or employees on the basis of race, ancestry, national/ethnic/place of origin, color, religion/religious beliefs, age, sex/gender, gender identity, sexual orientation, marital status, family status, disability, class of persons, source of income, pardoned conviction, or any other characteristic protected by Canadian or provincial laws and regulations, as applicable. For further information, please consult Pembina's Respectful Workplace Policy.
Pembina will make reasonable accommodations for its Personnel in compliance with applicable laws and regulations, including but not limited to directing any Personnel who require confidential gender-specific/gender-appropriate/culturally sensitive support to Pembina’s Employee Family Assistance Program (EFAP) or other resources as identified through benefits providers or otherwise. Pembina is committed to actions and policies to ensure fair employment, including equal treatment in hiring, promoting, training, compensation, termination, and corrective action and will not tolerate discrimination.
G.Public Relations
Unless Personnel are specifically authorized to represent Pembina to the media, they may not respond to media inquiries or requests for information. This includes newspapers, magazines, trade publications, radio, and television as well as any other external sources requesting statements from or information about Pembina. Personnel must not conduct themselves in a manner which would imply that they are a Spokesperson for Pembina, unless that Personnel has been specifically authorized as a Spokesperson by Pembina's Disclosure Policy to represent Pembina to the media. Any media contact on any topic should be immediately referred to the designated Spokespersons identified in Pembina's Disclosure
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Policy. Personnel must be careful not to disclose confidential, personal, or business information through public or casual discussions with the media or others.
Further, only authorized Personnel may post content or create the impression that they are representing, stating opinions, or otherwise making statements on behalf of Pembina on social networking sites, blogs, or other Internet sites. This does not prevent Personnel following Pembina’s designated corporate social media channels from sharing or engaging with Pembina-related content in a reasonable and respectful way, where such engagement is not known or should not reasonably be known to negatively impact Pembina’s reputation in any way.
H.Outside Business Activities
Personnel may not take for themselves personally, or for their friends, family members or associates, opportunities that are discovered using Pembina assets, information, or position. Personnel may not participate in outside business or financial activities that compete directly with Pembina. Personnel may not use Pembina assets or information or their position with Pembina at any time, for personal gain. Personnel owe a duty to Pembina to advance its legitimate business interests when the opportunity to do so arises.
It is expected that Personnel will not participate in an outside business that supplies services to, or has business dealings with, Pembina where there is a possibility of preferential treatment being received by virtue of the Personnel's position.
I.Fair Dealing
Personnel should deal fairly with Pembina's customers, suppliers, competitors, and Personnel and should not engage in any activity that could potentially result in an unfair competitive advantage through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice. Pembina supports a free marketplace and the laws and business practices that preserve free and fair competition. Personnel must comply with all antitrust and competition laws and must not engage in anticompetitive behavior such as collusion and price fixing. For further information, please consult Pembina's Inter-Affiliate Restricted Information Policy.
Pembina obtains information about its competitors only through legal and ethical means. Personnel must never obtain, or enlist someone to obtain, illegally or unethically sourced information. If you are in possession of such information, report it immediately to your Leader in accordance with the Whistleblower Policy.
J.Privacy and Confidentiality
The protection of information and confidentiality is extremely important to Pembina, regardless of whether it is personal or corporate. Personnel are expected, and should expect, that information that can be connected to an identifiable individual be treated with respect and protected from collection or disclosure without consent. Pembina complies with applicable legislation governing the protection of personal information. Moreover, we are required to preserve and protect the confidentiality of corporate initiatives and intellectual property as well as business and operational plans. Personnel should exercise care when discussing what may be considered confidential or private information with other Personnel or outside parties. For further information, please consult Pembina's Disclosure Policy, Insider Trading and Reporting Policy, Privacy Policy, and the Inter-Affiliate Restricted Information Policy.
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K.Integrity of Financial Information
Stakeholders must be provided with accurate, up-to-date financial information in order to make informed decisions. Many Personnel contribute directly to various reporting processes that impact the integrity and accuracy of financial information, statements, and management reports. All Personnel have a responsibility to ensure that financial records accurately reflect financial transactions. Adequate controls must be maintained to ensure the accuracy of financial reporting. The books and records of Pembina must reflect in reasonable detail its transactions in a timely, fair, and accurate manner to, among other things, permit the preparation of accurate financial statements in accordance with applicable generally accepted accounting principles and maintain recorded accountability for assets and liabilities. All Personnel responsible for maintaining Pembina's financial records must maintain the accuracy of asset and liability records by comparing the records to the existing assets and liabilities at reasonable intervals, and appropriate action must be taken with respect to any differences.
All business transactions in which Personnel have participated must be properly authorized, recorded and supported by accurate documentation in reasonable detail. Any intentional misrepresentations, regardless of size, are a clear contravention of this Policy and bring into question the integrity of the Personnel as well as Pembina itself. These situations are taken extremely seriously by Pembina and will be promptly dealt with (see Compliance below). For further information please consult Pembina's Spending Authority and Delegation Policy, Capital Asset Policy, Materials Inventory Accounting and Financial Authorization Policy, and Materials Management and Inventory Control Policy.
L.Business Expenses
Personnel may incur expenses as a result of activities that support Pembina's operations, including domestic or international business travel. Pembina's Travel & Expenses Policy, Vehicle Use Policy, Supply Chain Policy, and Corporate Credit Card Policy collectively establish expectations and best practices for business travel and meals and entertainment expenses by outlining acceptable and unacceptable use of Corporation funds.
M.Disclosure Matters
The Corporation is required to provide full, fair, accurate, timely and understandable disclosure in the reports and documents that it files with, or submits to, the United States Securities and Exchange Commission, the Alberta Securities Commission and other Canadian securities regulatory authorities, the Toronto Stock Exchange and the New York Stock Exchange, as well in other public communications made by the Corporation. Many Personnel contribute directly to the preparation of Pembina's public disclosures or provide information as part of the process. All such Personnel must ensure that the disclosures are prepared, and information is provided honestly, accurately, and in compliance with the various Pembina disclosure controls and procedures.
No information may be concealed from Pembina's external auditors, internal auditors, the Board of Directors, or the Audit Committee. It is illegal to fraudulently influence, coerce, manipulate, or mislead an external auditor who is auditing Pembina's financial statements. For further information, please consult Pembina's Disclosure Policy.
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N.Insider Trading / Misuse of Financial Information
All non-public information about Pembina, its partners or its customers should be considered confidential information. To use material non-public information for personal financial benefit or to "tip" others who might make an investment decision on the basis of this information is not only unethical but also illegal. Information is generally considered "non-public" until the opening of markets on the second full trading day after it is disclosed to the public. This includes, but is not limited to, shares or securities which the Corporation is evaluating or studying as a possible acquisition or joint venture partner or with whom a major contract may be concluded. Use or disclosure of such information can result in civil or criminal penalties, for both the individuals involved and the Corporation. If you have any questions, please consult the Insider Trading Policy Administrator. For further information, please consult Pembina's Insider Trading and Reporting Policy.
O.Protection and Use of Pembina Assets and Property
All Personnel should protect and promote the responsible and efficient use of Pembina's assets and resources. Theft, damage, misuse, carelessness, and waste have a direct impact on the Corporation's profitability. Any suspected incidents of fraud or theft should be immediately reported for investigation per Pembina's Whistleblower Policy.
Pembina assets, such as proprietary information, funds, materials, supplies, products, computers, software, facilities, and other assets owned or leased by Pembina or that are otherwise in Pembina's possession may only be used for legitimate business purposes and may never be used for illegal purposes.
All proprietary information is the property of Pembina. Personnel must take care to protect the integrity, confidentiality, and distribution of this information. Proprietary information includes any information that is not generally known to the public or would be helpful to our competitors. Examples of proprietary information are intellectual property (trademarks and patents), business and marketing plans, financial information, and Personnel information. The obligation to use proprietary information only for legitimate business purposes continues even after Personnel leave the Corporation. Confidential information, including all non-public information that might be of use to competitors or harmful to Pembina or its customers if disclosed, must not be disclosed except when disclosure is authorized or legally mandated. For further information, please consult Pembina's Privacy Policy, Acceptable Use of Information Assets Policy, and Security Policy.
P.Workplace Environment and Relationships
Personnel are expected to conduct themselves in a professional and courteous manner with their peers and coworkers as part of the fulfillment of their work responsibilities and day-to-day relationships. Any report of violation of this standard will be investigated and may result in disciplinary action, up to and including dismissal. Conversely, filing of frivolous or false reports will also be investigated and could result in disciplinary action. For further information, please consult Pembina's Respectful Workplace Policy.
Q.Workplace Violence and Harassment
Pembina has a zero-tolerance policy for workplace violence and/or harassment within the meaning of Pembina's Respectful Workplace Policy. No weapons of any kind will be tolerated in the workplace unless
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such are required for property security purposes and then only after written authorization from an Executive of the Corporation.
Personnel are required to report and participate in an investigation of any suspected or actual cases of workplace violence and/or harassment in accordance with Pembina's Respectful Workplace Policy. For further information, please consult Pembina's Respectful Workplace Policy.
R.Human Rights
Pembina is committed to respecting human rights in its business and operations, regardless of geographical location, informed by the principles of:
•the Universal Bill of Human Rights;
•the United Nations Universal Declaration of Human Rights;
•the United Nations Guiding Principles on Business and Human Rights;
•the International Labor Organization's Declaration of Fundamental Principles and Rights at Work; and
•the Organization for Economic Development Guidelines for Multinational Enterprises.
Personnel are expected to comply with all applicable human rights laws and regulations, as well as the Corporation's policies with respect to human rights including but not limited to Pembina's Respectful Workplace Policy, whichever is more stringent. This commitment extends to all contractors and subcontractors working at the Corporation's sites, as Pembina expects our suppliers and other business partners to respect human rights in their respective activities. To be clear, Pembina will not tolerate human rights abuses within its own properties or in its supply chain.
Pembina is committed to monitoring its human rights impact and acknowledges its duty to respect human rights and to remediate human rights impacts. This includes but is not limited to:
•addressing risks of modern slavery, forced labour, and child labour (as applicable, recognizing that the risk of these human rights violations is low because of the primary geography of Pembina's operations);
•eliminating unlawful discrimination and harassment in the workplace;
•recognizing the legal rights of all individuals and communities, including women, Indigenous peoples, persons with disabilities, members of other racial, ethnic and/or visible minorities, and the economically disadvantaged;
•respecting the importance of the environment in the communities in which we operate;
•recognizing the right to water as a fundamental human right; and
•respecting Personnel's rights related to freedom of association and collective bargaining.
Pembina is committed to generating awareness among its employees through training and communicating its approach to human rights and Pembina looks for opportunities to promote a broader
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understanding of human rights values among its business partners. Violations of these human rights policies must be reported as set out in Section VII below.
Safety and security are of the utmost importance to us. We are committed to providing a workplace that is free of violence, harassment, threats, or intimidation. We strive to protect our people, our assets, and our reputation wherever we operate. Our corporate security group is a vital part of our technical services team and works to ensure a safe and secure workplace. Our security team is educated and trained regularly to identify, prevent, and mitigate any security issues, including security risks that may impact human rights.
V.ADDITIONAL RESPONSIBILITIES OF LEADERSHIP
Every Leader is expected to demonstrate and promote compliance with our Policy through their day-to-day actions and decision making. Leaders are responsible for providing clear guidance to Personnel on appropriate business conduct and to enforce compliance with our Policy. Compliance includes ensuring that all Personnel who report to you complete the annual ethics training and declaration process. Leaders are expected to appropriately address all potential violations of our Policy when they are brought to their attention. Leaders may have additional specific responsibilities set out in other Pembina policies.
VI.WAIVERS AND AMENDMENTS
Any waivers of this Policy for directors or Executives may be made only by the Board of Directors. Waivers in respect of employees, consultants, contractors, or agents may be given by the President and Chief Executive Officer who shall report any waivers given to the Board of Directors at its next meeting. Any action permitted by this Policy shall not be construed as a waiver.
Amendments to, material departures from, or waivers of, the provisions in this Policy that constitute a material change will be promptly publicly disclosed in accordance with applicable laws and regulations and stock exchange rules.
VII.COMPLIANCE
Personnel must comply with this Policy at all times. Any breaches of this Policy may result in disciplinary action up to and including termination of employment for cause or termination of engagement, as well as potential civil and criminal sanctions.
Reporting Questionable Practices / Breaches of the Policy
Pembina is committed to maintaining a work environment where Personnel feel free to report any irregularities they witness or become aware of with regard to any legal or regulatory matter, accounting, internal controls, auditing, or violations of this Policy, without the fear of retribution, retaliation or inaction. If Personnel observe or become aware of an actual or potential violation of this Policy or of any law, rule, or regulation, whether committed by Personnel or by others associated with Pembina, it is the individual's responsibility to report the circumstances in accordance with Pembina's Whistleblower Policy and to cooperate with any investigation by the Corporation.
This Policy is designed to provide an atmosphere of open communication for compliance issues and to ensure that an individual acting in good faith has the means to report actual or potential violations. If Personnel are unsure about the best course of action to take with respect to a particular situation, the individual is encouraged to seek guidance, using the procedures set forth in Pembina's Whistleblower
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Policy. Individuals who become aware of or have any questions with respect to any violation or potential violation of any law, rule or regulation or of this Policy, or have any concerns with respect to accounting, internal controls or auditing matters, are required to promptly report it in accordance with Pembina's Whistleblower Policy. Any reports submitted hereunder and thereunder will be promptly and thoroughly investigated and addressed in accordance with the Whistleblower Policy. It is Pembina's responsibility to ensure that any individuals who report violations of this Policy are treated fairly and with respect.
There will be no reprisals against Personnel for good faith reporting of compliance concerns or violations. Open communication of issues and concerns without fear of retribution or retaliation is vital to the successful implementation of this Policy.
VIII.REVIEWED AND APPROVED
The Vice President, General Counsel and Corporate Secretary is the owner of this Policy. This Policy will be reviewed and approved by the Vice President, General Counsel and Corporate Secretary, the Officer Committee, and the Governance, Nominating and Corporate Social Responsibility Committee annually.
This Policy was last reviewed and approved by the Governance, Nominating and Corporate Social Responsibility Committee in July 2026.
IX.RELATED POLICIES
The following policies relate to the subject matter of this Policy:
•Acceptable Use of Information Assets Policy
•Anti-Bribery Policy
•Capital Asset Policy
•Disclosure Policy
•Health, Safety and Environment Policy
•Indigenous & Tribal Relations Policy
•Information Management Policy
•Insider Trading and Reporting Policy
•Inter-Affiliate Restricted Information Policy
•Materials Inventory Accounting and Financial Authorization Policy
•Privacy Policy
•Respectful Workplace Policy
•Security Policy
•Spending Authority and Delegation Policy
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•Supply Chain Policy
•Whistleblower Policy
X.    SUPPORTING DOCUMENTS
Rules and Conventions in support of this Policy may be created and approved by the Vice President, General Counsel and Corporate Secretary and the Officer Committee. The following documents support this Policy:
•Community Investment Guidelines
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